Multimedia Games Holding Company, Inc.
206 Wild Basin Rd, Bldg B
Austin, Texas 78746

February 25, 2013

Via EDGAR Filing

Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
450 Fifth Street, N.W.
Washington, DC 20549-3561

Re:	Multimedia Games Holding Company, Inc.
Form 10-K for the fiscal year ended September 30, 2012
Filed November 15, 2012
File No. 000-28318

Dear Ms. Cvrkel:

This letter provides the response of Multimedia Games Holding Company, Inc. (the “Company”) to the comment in your letter dated February 12, 2013 concerning the Company's Form 10-K for the fiscal year ended September 30, 2012 filed on November 15, 2012 (the “Form 10-K”). For your convenience, we have restated your comments in full in italics and have included our response below each comment.
Form 10-K for the fiscal year ended September 30, 2012

Financial Statements, page 60

Notes to Consolidated Financial Statements, page 67

2. Significant Accounting Policies, page 67

Revenue Recognition, page 67

1.
We note your response to our prior comment four. Please revise your revenue recognition policy in the notes to your financial statements and in the critical accounting policies section in MD&A to clarify, if true, that although your products are analyzed as multiple deliverable arrangements, the ancillary equipment is shipped simultaneously as an install kit and therefore revenue for the entire unit is not recognized until all products essential for the functionality of the product have been shipped or delivered. Your revised disclosure should clarify what elements are classified in deferred revenue and clearly explain at what point revenue is recognized for the ancillary equipment, full product, software and install kit. Please provide us with your proposed disclosure as part of your response.

The Company acknowledges the Staff's comment and confirms that the Staff's understanding of our revenue recognition policy is accurate. Per our revenue recognition policy, although our products are analyzed as multiple deliverable arrangements, revenue for the entire unit is not recognized until all products essential for the functionality of the product have been shipped or delivered, based on the terms of our agreements with our customers. Our products are accounted for as multiple element arrangements because they contain elements that are not essential to the functionality of the unit, such as signage, chairs and bases, which are either delivered with the unit, or at a later date. In response to your comment, we therefore propose to revise the summary of our revenue recognition policy in the notes to our financial statements and in the critical accounting policies section of our Management's Discussion and Analysis of Financial Condition and Results of Operations to clarify our revenue recognition policy.

As further background, virtually all ancillary equipment, some of which may be necessary for the full functionality of the player terminals, is shipped simultaneously with the product. In the rare instance where essential ancillary equipment is shipped subsequent to the player terminals, we defer recognition of the revenue for both the player terminal and ancillary equipment until all essential elements necessary for the full functionality of the product have been shipped or delivered. In the unlikely event that elements within the agreement that are not essential to the functionality of the player terminals are shipped after the unit, such as signage, chairs, or bases, these items would be classified as deferred revenue until shipped or delivered.

We also note for the Staff that the majority of the deferred revenue recorded as of September 30, 2012 and 2011 relates to agreements entered into prior to the Company's adoption of ASU 2009-13 and ASU 2009-14, which were adopted by the Company on October 1, 2010, the first day of the Company's 2011 fiscal year. For these items, revenue is being recognized over their respective contract periods as our products or services under these agreements are shipped or delivered.

Accordingly, in future filings, the Company proposes to revise the notes to our financial statements and the critical accounting policies section of Management's Discussion and Analysis of Financial Condition and Results of Operations to include the following additional disclosure:

Generally, player terminal sales include ancillary equipment, such as networking gear, bases, chairs, and occasionally signage, some of which may be necessary for the full functionality of the player terminals in a casino. This ancillary equipment comprises an install kit which is shipped simultaneously with the player terminals. Although our products are analyzed as multiple deliverable arrangements, revenue for the player terminal and ancillary equipment is not recognized until all elements essential for the functionality of the product have been shipped or delivered. This includes game theme software and essential ancillary equipment. If elements that are not essential to the functionality of the player terminals are shipped after the unit, such as signage, chairs, or bases, these items would be classified as deferred revenue until shipped or delivered.

****
Multimedia Games Holding Company, Inc. acknowledges that:

•	Multimedia Games Holding Company, Inc. is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Multimedia Games Holding Company, Inc. may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please contact the Company's counsel, Keith Halverstam of Latham & Watkins LLP, at (212) 906-1761.

Very truly yours,

/s/ Adam Chibib
______________________
Adam Chibib
Chief Financial Officer
(Authorized Officer and Principal Financial Officer)

/s/ Kevin W. Mischnick
______________________
Kevin W. Mischnick
Vice President - Finance
(Principal Accounting Officer)

cc:    Todd F. McTavish, Esq., General Counsel and Corporate Secretary of Multimedia Games Holding
Company, Inc.
Keith Halverstam, Esq., Latham & Watkins LLP
Carlos Ancira, BDO USA, LLP